About Labopharm Inc.

Exhibit 4.5
FOR IMMEDIATE RELEASE
LABOPHARM FILES PRELIMINARY PROSPECTUS FOR CROSS-
BORDER OFFERING OF 10 MILLION COMMON SHARES
LAVAL, Quebec (April 18, 2006) — Labopharm Inc. (TSX: DDS) (“Labopharm” or the “Company”) today announced that it has filed a preliminary short-form prospectus with Canadian securities regulators and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission in connection with an offering of 10 million common shares.
The offering will be made predominantly to investors in the United States and the Company anticipates that following the offering its shares will be listed on the Nasdaq National Market under the symbol “DDSS”. Labopharm’s common shares will also continue to trade on the Toronto Stock Exchange under the symbol “DDS”. Labopharm has agreed to grant the syndicate of underwriters an option to purchase up to an additional 1.5 million common shares within 30 days of the closing of the offering to cover over-allotments. All of the common shares to be sold in the offering will be newly issued.
Labopharm plans to use the net proceeds from the offering to support the commercialization of its once-daily tramadol product, to advance development of existing and new product candidates within its product pipeline, and for working capital and other general corporate purposes.
Merrill Lynch & Co. and Banc of America Securities LLC will act as joint book-running managers for the offering. The co-managers of the offering also include Canaccord Capital Corporation, Leerink Swann & Company, Orion Securities Inc., Dundee Securities Corporation and Westwind Partners Inc. A copy of the preliminary prospectus may be obtained by contacting Merrill Lynch at 4 World Financial Center,
250 Vesey Street, New York, NY 10080 (telephone: 212-449-1000) or 181 Bay Street, Suite 400, Toronto, Ontario M6G 2S9
(telephone: 416-369-7400) or Banc of America Securities at 100 W. 33rd Street, 3rd Floor New York, NY 10001 (telephone: 646-733-4166).
A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Labopharm Inc.
Labopharm Inc. (TSX: DDS) is an international, specialty pharmaceutical company focused on the development of drugs incorporating Contramid®, the Company’s proprietary advanced controlled-release technology.
This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory process and the commercialization of the drug thereafter. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

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